Exhibit 17.1

February 29, 2008

NGP Capital Resources Company
1221 McKinney, Suite 2975
Houston, TX  77010
Attention:  Mr. Kenneth A. Hersh, Chairman

To the Officers and Directors of NGPC:

I regret to inform you that I am resigning my positions as a director of NGP Capital Resources Company and as a member of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, effective February 29, 2008.   The demands on my time stemming from my recent appointment by Texas’ Governor Rick Perry to Chair the Texas Department of Housing and Community Affairs, when coupled with my prior professional commitments to my real estate company and as a board member of the Federal Home Loan Bank of Dallas, have not left adequate time to continue to serve with the company.

I am honored to have served with all of you since the inception of the company in 2004 and I am proud of the company’s accomplishments during that period, progressing from a start-up company to a leader in the energy finance business.  It has been a great pleasure to work with each of you and I look forward to NGPC’s continued future success.

Sincerely,

C. Kent Conine